Robert M. Hayward, P.C. To Call Writer Directly: +1 312 862 7317	300 North LaSalle Chicago, IL 60654 United States	Facsimile: +1 312 862 2200
+1 312 862 2000
rhayward@kirkland.com	www.kirkland.com

January 11, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Erin Jaskot

Re: Agiliti, Inc.

Draft Registration Statement on Form S-1

Submitted December 23, 2020

CIK No. 0001749704

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Agiliti, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 3 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 6, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the Amendment that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

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Securities and Exchange Commission

January 11, 2021

Prospectus Summary, page 1

1. In response to our prior comment two, you disclose the aggregate increase in revenue for your top 50 customers that experienced the largest growth in revenue. Because you disclose this on an aggregate basis, it is unclear if the amount of the increase in revenue is due to significant increases by a few companies or smaller increases by all 50 companies, and it is not clear how this statistic is helpful to investors. Please revise to disclose the average amount or average percentage increase for these 50 companies. If you wish to disclose the total aggregate increase, please provide context for your statement so that investors know whether the top 50 companies shared equally in this increase.

Response

The Company acknowledges the Staff’s comment and has updated the disclosure on pages 7, 78 and 81 of the Amendment to provide that for the relevant subset of the top 50 growing customers, the increases in revenue per customer range from $0.4 million to $8.6 million with an average increase per customer of $0.9 million and to provide context for how these revenue increases were spread across the Company’s three primary service lines. The Company believes that by providing the range and average amount of growth per customer, it is clear that the increases in revenue are not due to significant increases by just a few companies. Rather, the increases are due to relatively balanced growth across all 50 of the largest growing customers.

Recent Developments, page 11

2. We note your disclosure that it is possible that you or your independent registered public accounting firm may identify items that could require adjustments to the financial information presented, and “any resulting changes could be material.” Please remove the statement that your results could differ materially, or remove the presentation of these estimates from your filing. Please also provide qualitative disclosure that gives investors a sense of how your costs and expenses were impacted in the fiscal year ended December 31, 2020, with a view to understanding whether there were any material trends that differed from your historical results to put the quantitative amounts you are providing into context.

Response

The Company acknowledges the Staff’s comment and has updated its disclosure on page 11 of the Amendment to remove the clause “, and any resulting changes could be material”. The Company has also updated its disclosure on page 12 of the Amendment to include a discussion of the impacts to costs of revenue and selling, general and administrative expenses in the fiscal year ended December 31, 2020. The Company has included its expectations of its cost of revenue and selling, general and administrative expenses, which will each provide investors with increased disclosure regarding estimated financial impact for the year ended December 31, 2020. Additionally, the Company has provided a detailed cross reference to its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to explain that the trends driving increases in costs and expenses are expected to remain the same through the financial year ended December 31, 2020.

Securities and Exchange Commission

January 11, 2021

Executive Compensation

Compensation Discussion and Analysis, page 96

3. Please include a discussion of the equity awards awarded to the named executive officers in 2020. Please ensure that the disclosure includes all material elements of the awards, including how the equity awards are structured and implemented to reflect items of corporate performance and whether discretion can be exercised absent attainment of the relevant performance goals.

Response

The Company acknowledges the Staff’s comment and has updated its disclosure on page 101 of the Amendment to add the language below, providing more details on the equity awards granted to executive officers in 2020. These details include the components of the equity awards which are each granted as one-third of the following types of awards: performance restricted stock unit awards, options and time based restricted stock units. As explained orally with the Staff, the Company cannot provide in advance its target annual/cumulative Adjusted EBITDA governing the performance restricted stock unit awards because such disclosure would equate to guidance over a three year period. However, the Company will include such target in its proxy statement following fiscal year 2022.

On March 6, 2020, we granted long-term incentive equity awards to our named executive officers. Similar to base salary determinations, the aggregate target value of equity awards is determined for each named executive officer based on his or her position and responsibility and utilizing our Compensation, Nominating and Governance Committee’s knowledge and expertise regarding the market, with reference to market data regarding the Company’s peer group. For 2020, the Compensation, Nominating and Governance Committee determined that our named executive officers would receive approximately one-third of their long-term incentive opportunity in performance restricted stock unit awards, one-third in stock options, and the remaining one-third in time-based restricted stock units, each granted pursuant to the 2018 Omnibus Incentive Plan. Options and time-based restricted stock units granted to the named executive officers during 2020 will vest in equal installments over three or four years on the anniversaries of the grant date. Performance restricted stock units granted under the 2018 Omnibus Incentive Plan for our named executive officers vest ratably on an annual basis over the three-year period following the grant date. The performance restricted stock unit awards vest annually at or between the threshold (50% of target) and maximum (150% of target) levels depending on achievement of the target annual/cumulative Adjusted EBITDA over the 36-month period commencing on January 1, 2020 and ending on December 31, 2022. There is not a discretionary component to the determination of target cumulative Adjusted EBITDA for the performance restricted stock unit awards. The target cumulative Adjusted EBITDA for the performance restricted stock unit awards granted in 2020 is based on our long-range operating plan and represents internal financial and operational goals. Our long-term incentive equity awards are intended to motivate our officers to grow the Company and build shareholder value.

Securities and Exchange Commission

January 11, 2021

Annual Performance-Based Incentive Compensation, page 99

4. Please revise to disclose the value of the defined revenue target and defined Adjusted EBITDA target for fiscal year 2020. We also note that the targets were defined using an established subset of total revenue and a subset of operational performance. Please disclose how these performance targets are calculated from your audited financial statements. Please also explain whether the performance targets are weighted equally in determining the actual payout, as this is unclear from your current description of the matrix used to determine the payout amount. Refer to Instruction 4 to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations 118.04 and 118.08.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 99 and 100 of the Amendment to include the defined revenue target and defined Adjusted EBITDA target, which were $664.1 million and $167.9 million, respectively.

The Company advises the Staff that the Compensation, Nominating and Corporate Governance Committee established the defined revenue and defined Adjusted EBITDA targets for purposes of award amounts for 2020 performance under the EIP in the first quarter of the 2020 fiscal year. No adjustments were contemplated or made to the targets or the final financial metrics at any time during the performance period. The Compensation, Nominating and Governance Committee believes that by using these financial metrics, the Company is encouraging profitable growth and operational excellence for the Company and its stockholders. The Compensation, Nominating and Governance Committee further believes that the financial metrics should measure comparable operating performance, as those measures provide a clearer view into the Company’s underlying performance. Consequently, the financial measures for defined revenue and defined Adjusted EBITDA exclude the effects of certain non-core items such as specific revenue streams related to certain customers and associated costs impacting comparability in our operating plan to facilitate year-to-year comparisons. As a result of the budgeted assumptions, performance reported in our audited financial statements may differ from performance against our EIP performance targets. In setting defined revenue and defined Adjusted EBITDA targets in the first quarter of 2020 for purposes of award amounts for 2020 performance under the EIP, the Company used “stretch” goals that were generally aggressive and represented internal financial and operational goals beyond the normal level of performance. The Company set these aggressive goals in an effort to motivate its officers to grow the Company and build shareholder value. As disclosed in the Amendment, based on the

Securities and Exchange Commission

January 11, 2021

Company’s estimated performance results from currently available information, the Company anticipates payouts of 200% of annual performance-based incentive compensation. The Company does not provide a precise reconciliation of the defined revenue and Adjusted EBITDA targets to the analogous financial line items because it is not material to an understanding of the Company’s compensation programs. Further, providing a precise reconciliation could result in potential inconsistencies with the Company’s reported results, which would cause confusion for the investment community. Once the Company issues audited 2020 financial statements, stockholders will be able to compare the targets to the final financial metrics and the Company’s reported revenue and Adjusted EBITDA, and thus have a clear understanding of the EIP payouts for 2020. Accordingly, the Company has added the below bolded text to pages 99 to 100 of the Amendment.

The Compensation, Nominating and Governance Committee believes that by using these financial metrics, the Company is encouraging profitable growth and operational excellence for the Company and its stockholders. The Compensation, Nominating and Governance Committee further believes that the financial metrics should measure comparable operating performance, as those measures provide a clearer view into the Company’s underlying performance. Consequently, the financial measures for defined revenue and defined Adjusted EBITDA exclude the effects of certain non-core items such as specific revenue streams related to certain customers and associated costs impacting comparability in our operating plan to facilitate year-to-year comparisons. As a result of the budgeted assumptions, performance reported in our audited financial statements may differ from performance against our EIP performance targets. In setting defined revenue and defined Adjusted EBITDA targets in the first quarter of 2020 for purposes of award amounts for 2020 performance under the EIP, the Company used “stretch” goals that were generally aggressive and represented internal financial and operational goals beyond the normal level of performance. The Company set these aggressive goals in an effort to motivate its officers to grow the Company and build shareholder value.

The Company advises the Staff that the performance targets are not weighted equally in determining the actual payout. The Company has made the clarifications in bolded text below to page 100 of the Amendment.

The objective of the matrix is to provide significantly more weight to Adjusted EBITDA, allowing it to be the primary accelerator and decelerator while allowing revenue to be a modifier. Based on estimated performance results from currently available information, it is expected that for 2020 Adjusted EBITDA will be weighted approximately 90%, while revenue will be weighted approximately 10%. The following description of the matrix provides insight into how this functions by displaying deviations for various examples. While the performance matrix does range from zero to 200%, the performance matrix also provides that any achievement that falls below 50% earned on the performance matrix will result in no payout. However, the Compensation, Nominating and Corporate Governance Committee, in its discretion, may determine to pay the percentage achieved in accordance with the performance matrix as a discretionary bonus, but such discretionary bonus cannot exceed the amount as determined under the performance matrix. The range used for the revenue target for 2020 is $644.1 million to $684.1 million and the range used for Adjusted EBITDA for 2020 is $158.9 million to $174.9 million. In general, the matrix is designed to stabilize near 100% for achievement that is plus or minus $3 million from the midpoint for defined Adjusted EBITDA and plus or minus $10 million from the midpoint for defined revenue. The matrix is designed to reward near-target achievement while minimizing volatility driven by unanticipated events that are outside of management’s control, such as seasonal or market-related fluctuations. Conversely, positive or negative achievement accelerates when outside of these bands, in line with the extraordinary nature, whether positive or negative, of such performance.

Securities and Exchange Commission

January 11, 2021

5. We note your disclosure in the 2020 Grant of Plan-Based Awards Table that payouts are made between the threshold, which is 50% of the target level, and the maximum, which is 200% of the target level. Please explain why the matrix uses a percentage achievement of zero to 200% for the defined Adjusted EBITDA target, and how the matrix reflects the fact that the performance metric must be at least 50% of the target level before awarding a payout under the non-equity incentive plan. Please also explain the range that is used for the revenue target, as the current disclosure only addresses the Adjusted EBITDA target.

Response

The Company acknowledges the Staff’s comment and has updated its disclosure on page 100 of the Amendment to add the language below, which clarifies how the Board addresses achievement below 50% on the performance matrix, and provides the range used for the revenue and Adjusted EBITDA targets.

While the performance matrix does range from zero to 200%, the performance matrix also provides that any achievement that falls below 50% earned on the performance matrix will result in no payout. However, the Board, in its discretion, may determine to pay the percentage achieved in accordance with the performance matrix as a discretionary bonus, but such discretionary bonus cannot exceed the amount as determined under the performance matrix. The range used for the revenue target for 2020 is $644.1 million to $684.1 million and the range used for Adjusted EBITDA for 2020 is $158.9 million to $174.9 million.

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Securities and Exchange Commission

January 11, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Robert M. Hayward, P.C. at (312) 862-2133 or Alexander M. Schwartz at (312) 862-2578.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	James Pekarek

Chief Financial Officer, Agiliti, Inc.